SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
          13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
                                  TO 13d-2(b)

                               (Amendment No. )*

                        Medialink Worldwide Incorporated
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   58445P105
                                   ---------
                                 (CUSIP Number)

                                November 1, 2006
                                ----------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [x] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Gotham Holdings, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

   (a) [x]
   (b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER

                  0

6. SHARED VOTING POWER

                  417,500

7. SOLE DISPOSITIVE POWER

                  0

8. SHARED DISPOSITIVE POWER

                  417,500

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  417,500

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES* [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.7%

12. TYPE OF REPORTING PERSON*

                  PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  RLA Management Co., LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

   (a) [x]
   (b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER

                  0

6. SHARED VOTING POWER

                  417,500

7. SOLE DISPOSITIVE POWER

                  0

8. SHARED DISPOSITIVE POWER

                  417,500

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  417,500

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES* [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.7%

12. TYPE OF REPORTING PERSON*

                  OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Russell L. Anmuth

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

   (a) [x]
   (b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

                  0

6. SHARED VOTING POWER

                  417,500

7. SOLE DISPOSITIVE POWER

                  0

8. SHARED DISPOSITIVE POWER

                  417,500

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  417,500

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES* [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.7%

12. TYPE OF REPORTING PERSON*

                  IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).  Name of Issuer:

         Medialink Worldwide Incorporated ("Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

        708 Third Avenue
        New York, New York 10017

Item 2(a).  Name of Persons Filing:

     The names of the persons filing this statement on Schedule 13G are: Gotham Holdings, L.P., a Delaware limited partnership ("Holdings"), RLA Management Co., LLC, a Delaware limited liability company and the sole general partner of Holdings ("Management") and Russell L. Anmuth, the managing member of Management ("Anmuth").

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     The business address of each of Holdings, Management and Anmuth is 650 Fifth Avenue, 6th floor, New York, New York 10019.

Item 2(c).  Citizenship:

     Holdings is a limited partnership formed under the laws of Delaware.

     Management is a limited liability company formed under the laws of Delaware.

     Anmuth is a citizen of the United States.

Item 2(d).  Title of Class of Securities:

     Common Stock, $.01 par value per share ("Common Stock").

Item 2(e).  CUSIP Number:

     58445P105

Item 3.  If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

          Each of Holdings, Management and Anmuth beneficially owns the 417,500 shares of Common Stock held by Holdings.

     (b) Percent of class:

          Each of Holdings', Management's and Anmuth's beneficial ownership of 417,500 shares of Common Stock constitutes 6.7% of all the outstanding shares of Common Stock.


     (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote

               Not Applicable.

          (ii) Shared power to vote or to direct the vote

               Holdings, Management and Anmuth together have shared power to vote or direct the vote of 417,500 shares of Common Stock.

          (iii) Sole power to dispose or to direct the disposition of

               Not Applicable.


          (iv) Shared power to dispose or to direct the disposition of

               Holdings, Management and Anmuth together have shared power to dispose or direct the disposition of 417,500 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     See Item 2(a) in lieu of an Exhibit for the identity of the group of Reporting Persons.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: November 8, 2006

                       GOTHAM HOLDINGS, L.P.
                       By: RLA Management Co., LLC,
                           as General Partner


                           By: /s/Russell L. Anmuth
                               --------------------
                                  Russell L. Anmuth
                                  Managing Member


                       RLA MANAGEMENT CO., LLC


                       By: /s/Russell L. Anmuth
                           --------------------
                              Russell L. Anmuth
                              Managing Member


                       /s/ Russell L. Anmuth
                       ----------------------
                           Russell L. Anmuth

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Medialink Worldwide Incorporated dated November 8, 2006 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: November 8, 2006

                       GOTHAM HOLDINGS, L.P.
                       By: RLA Management Co., LLC,
                           as General Partner


                           By: /s/Russell L. Anmuth
                               --------------------
                                  Russell L. Anmuth
                                  Managing Member


                       RLA MANAGEMENT CO., LLC


                       By: /s/Russell L. Anmuth
                           --------------------
                              Russell L. Anmuth
                              Managing Member


                       /s/ Russell L. Anmuth
                       ----------------------
                           Russell L. Anmuth